AB 3/3

SEC Mail
Mail Processing
Section

FEB 26 2009

Washington, DC
108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

09057641

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAHN CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue Suite 3505
(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. STEWART CAHN President 212-355-0297
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Belletti CPA P.C.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Avenue – Suite 325 (Address) Garden City (City) NY (State) 11530

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/13

OATH OR AFFIRMATION

I, W. STEWART CAHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAHN CAPITAL CORP, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. Stewart Cahn
Signature

President
Title

Rose Small
Notary Public

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

February 9, 2009

Independent Auditors' Report on Internal
Accounting Control Required by Securities
And Exchange Commission Rule 17a-5

In planning and performing our audit of the financial statements of Cahn Capital Corp. ("Cahn") for the year ended December 31, 2008, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Cahn including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cahn does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Cahn in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cahn is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above referenced objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Cahn has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Cahn's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Belletti CPA P.C.

Joseph Belletti CPA P.C.

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2008

AND

INDEPENDENT AUDITORS' REPORT

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statements	5-6
Independent Auditors' Report on Accompanying Information	7
Accompanying Information	
Schedule of Operating Expenses	8
Net Capital Computation	9
Statement of Changes in Stockholder's Equity	10
Statement of Changes in Liabilities Subordinated to Claims of Creditors	11

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

We have audited the accompanying balance sheet of CAHN CAPITAL CORP. as of December 31, 2008 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAHN CAPITAL CORP. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Joseph Belletti CPA P.C.

Joseph Belletti CPA P.C.

Garden City, New York
February 3, 2009

CAHN CAPITAL CORP.

BALANCE SHEET

DECEMBER 31, 2008

A S S E T S

Current assets		
Cash	$120,915	
Refundable taxes	10,000	
Total current assets		$130,915
Property and equipment - at cost, less accumulated depreciation and amortization of $51,476		4,625
Other assets		
Security deposits		10,610
		$146,150

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accrued expenses	$4,763	
Loans payable, officer, subordinated	20,000	
Total current liabilities		$24,763
Stockholder's equity		
Common stock, no par value		
Authorized: 200 shares		
Issued and outstanding: 20 shares	1,000	
Additional paid-in capital	61,350	
Retained earnings	59,037	
		121,387
		$146,150

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF INCOME AND REATINED EARNINGS

YEAR ENDED DECEMBER 31, 2008

	Amount	Percent
Revenues	$390,168	100.0
Operating expenses	324,050	83.1
Income before other income (expense)	66,118	16.9
Other income (expense)		
Interest income	1,341	0.3
Interest expense	(9,598)	(2.5)
Income before income taxes	57,861	14.8
Income taxes	5,221	1.3
Net income	52,640	13.5
Retained earnings, beginning of year	6,397	
Retained earnings, end of year	$59,037	

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Operating activities	
Net income	$52,640
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	860
Changes in assets and liabilities	
Refundable taxes	(10,000)
Accrued expenses	1,417
Net cash provided by operating activities and increase in cash	44,918
Cash, beginning of year	75,997
Cash, end of year	$120,915

Non-cash activity:	
Conversion of subordinated loans to additional paid-in capital	$30,000

Supplemental cash flows information:	
Interest paid	$9,598
Income taxes paid	$4,159

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1 - SIGNIFICANT ACCOUNTING POLICIES

General

The Company provides investment banking services and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results may differ from those estimates.

Income taxes

The Company has elected S corporation status for Federal and New York State tax purposes. Under these elections, the Company's taxable income is reportable on the stockholder's individual income tax return, and the Company makes no provisions for Federal and New York State income taxes. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax.

Concentration of Credit Risk for Cash

The Company's cash balance is maintained at one bank and is insured up to limits established by the Federal Deposit Insurance Corporation.

2 - LOANS PAYABLE - OFFICER - SUBORDINATED

On January 10, 2006 President and 100% shareholder W. Stewart Cahn made a loan to Cahn Capital Corp. in the amount of $20,000. The loan bears interest at six percent per annum and matures on March 1, 2009.

This loan payable to W. Stewart Cahn was subordinated under NASD regulations effective January 30, 2006 which allows the loan to quailfy as equity capital for FINRA statement purposes.

CAHN CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

3 - LEASE COMMITMENT

The Company leases its office facilities under an operating lease expiring January 31, 2012. The lease requires additional rent payments based on increases in real estate taxes and certain operating expenses over base period amounts. Future minimum rent payments are as follows:

Calendar Year	Amount
2009	$90,308
2010	92,565
2011	94,880
2012	8,104
	$285,857

Rent expense expense for the year ended December 31, 2008 amounted to $88,826.

JOSEPH BELLETTI CPA P.C.
Certified Public Accountant and Consultant
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-489-0547

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

Our audit of the basic financial statements in the preceding section of this report was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information shown on pages 8 through 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Belletti CPA P.C.

Joseph Belletti CPA P.C.

Garden City, New York
February 3, 2009

CAHN CAPITAL CORP.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2008

Salaries and wages	$170,983
Payroll taxes and related expenses	13,585
Rent	88,826
Professional fees	8,663
Insurance	8,313
Telephone	4,790
Consulting fees	7,500
Travel costs	1,469
Advertising	520
Dues and subscriptions	2,430
Office expenses	2,794
Postage and delivery	7,811
Utilities	5,187
Depreciation and amortization	860
Miscellaneous	319
	$324,050

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2008

Total Ownership Equity		$121,387
Loans payable, subordinated		20,000
Total capital and allowable subordinated liabilities		141,387
Total Nonallowable Assets:		
Refundable taxes	$10,000	
Property assets	4,625	
Security deposits	10,610	
Total nonallowable assets		25,235
Net Capital Before Haircuts		116,152
Haircuts on Securities		0
Total Net Capital		116,152
Net Capital Requirement		5,000
Excess Net Capital		$111,152

No material differences exist between the audited computation of Net Capital and the Unaudited Part IIA focus filing.

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance January 1, 2008	$1,000	$31,350	$6,397	$38,747
Additional paid-in capital received during the year		30,000		30,000
Net income			52,640	52,640
Balance December 31, 2008	$1,000	$61,350	$59,037	$121,387

See Independent Auditors' Report on Accompanying Information.

CAHN CAPITAL CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2008

Subordinated debt, at January 1, 2008:	
Subordinated loan from W. Stewart Cahn dated March 14, 2005 to mature June 1, 2008 Subordinated under NASD Regulations as of March 15, 2005	$30,000
Subordinated loan from W. Stewart Cahn dated January 10, 2006 to mature March 1, 2009 Subordinated under NASD Regulations as of January 30, 2006	20,000
Subordinated debt, at January 1, 2008	50,000
Conversion of subordinated loan to additional paid-in capital on May 28, 2008	(30,000)
Subordinated debt, at December 31, 2008	$20,000

See Independent Auditors' Report on Accompanying Information.

END